

OFFERING MEMORANDUM

facilitated by



Cartel Brewing & Blending

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Cartel Brewing & Blending
State of Organization	PA
Date of Formation	11/13/2019
Entity Type	Limited Liability Company
Street Address	734 N Marshall St, Lancaster PA, 17602
Website Address	https://www.facebook.com/cartelbrewing

(B) Directors and Officers of the Company

Key Person	Adam Chamberland
Position with the Company Title First Year	 Founder & President 2020
Other business experience (last three years)	Adam Chamberland, President & Founder Adam's resume outlines a successful Sales & Marketing career for the last decade. He has also been studying the craft beer industry for over 12 years. Throughout that time, he has observed the rise of craft beer popularity and production throughout the United States as well as predicted market trends that have taken place and are projected to take place in the future. Adam has also been developing recipes through home brewing for nearly 12 years and has built a local and national following through sharing his beers with enthusiasts all over the United States. In addition to taking first place in his first competition (Lititz Craft Beer Fest 2015) with a bold and rich espresso infused imperial stout, he has won medals in professionally judged events, took 2nd in Lititz in 2017, and received a 91/100 from famous YouTube beer reviewer Darwin, who is known to be a tough critic. Adam's understanding of sales, marketing and business combined with a keen sensitivity to craft beer market trends positions him to meet the current and emerging needs of a growing market. Adam will manage recipe inspiration, development, and production, as well as marketing and sales operations.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Adam Chamberland	55%

(D) The Company's Business and Business Plan

The Opportunity

By investing in Cartel Brewing Company, you will be supporting an emerging nano-brewery concept located in Lancaster, PA. We will focus on craft beer that is brewed in smaller batches to sustain a higher level of quality and freshness, while exploring brewing styles that push the boundaries of traditional categories, ingredients and flavor infusion. We have $75k in capital to get started, and with additional capital, we will renovate our brewery and purchase a larger brewing system.

Our Brewing & Blending Philosophy

In addition to offering a diverse variety of high quality beer styles and in house creations that hold their own on the tap list, we intend to create a unique and tailored craft beer experience through blending.

One thing that craft brewing has highlighted is the overwhelming amount of options that are available to the average consumer, allowing for nearly anyone to find something they enjoy. We plan to explore the endless possibilities when you merge craft beer with a degree of made-to-order personalization.

Let's say at any given time we offered several single hop IPAs where everything about the recipe is identical, except the hop that is used. You would have 3 beer offerings that are great on their own, but could be blended at the taps to create entirely different flavors or 'blends' through the unique hop characteristics within each beer.

Do you enjoy fruited sours, like a Gose or Berliner Weisse? What if our base recipe was refreshing on its own, but we also had several rotating fresh fruit infusion options on tap that could allow for the freshest flavor infused experience on-demand?

How about a rich and roasty Stout or Porter? As is, in its purest form, or would you like to add a shot of espresso? Vanilla? Coconut? All three? You get the idea.

The age old ideas of black and tans, half and halves, and other variations of blending two beers to create a new experience is far from new. We just want to take it a bit further.

We want to arrive at a place where we offer a balance of in house crafted beers of all styles and flavor infusions as well as the ability for customers to create their own, allowing for nearly anyone to find satisfaction in our beers.

Offerings

- All of the dark beers (Stouts, Porters, Browns, Belgians, Barleywines, etc)
- Standard, Dry Hopped and Fruited Kettle Sours
- Yes, we will have IPA
- Lighter Ales (Cream Ale, Hefe, Blonde, Wheat, etc.)
- House blends and poured to order blends
- Barrel aged beers
- Miscellaneous merchandise

- 'Lite fare' cafe menu
- Pop up food events (think Lobster Rolls or 'Hopster' Rolls)

Target Market

Our target market will consist primarily of craft beer enthusiasts of all experience levels in Lancaster, as well as the central and eastern regions of Pennsylvania. We will focus on designing our recipes and releases to attract the more experienced beer enthusiasts while not excluding the constantly emerging populous of consumers who are new to the concept and culture of craft beer. No pretentious snobbery allowed. Eventually, we plan to expand into more of a destination brewery, attracting visitors from outside our immediate region as promotion of our libations reach the ears, palates and social media feeds of consumers all over the northeast and beyond.

We may also sell limited quantities of beer to select local bars or bottle shops that we have built relationships with in order to generate more awareness and availability of our beer. Our license allows for PA produced wine, liquor, beer, mead and cider to be purchased wholesale and sold retail. That, along with the ability to have several locations under one license will allow for additional profit centers and future market expansion opportunities.

Location

We signed the lease for a great property in a high traffic location in the stadium district on the northern side of Downtown Lancaster on March 1, 2020. This area is being highly developed with additional retail, hospitality and luxury condos/apartments. The brewery will be within walking distance of many residents, businesses, Franklin & Marshall College and the Lancaster Barnstormers Baseball stadium. The township approved our zoning designation request and will be issuing our building permits for the renovations we need to perform. We received our approval letters from the city for water and sewer capacities, are in process for the electrical service upgrade and have begun filing for our Federal and State brewery licenses. The community response has been very positive so far and we are excited to get to work.

About Adam

Adam's resume outlines a successful Sales & Marketing career for the last decade. He has also been studying the craft beer industry for over 12 years. Throughout that time, he has observed the rise of craft beer popularity and production throughout the United States as well as predicted market trends that have taken place and are projected to take place in the coming years.

In early 2008, Adam brewed his first batch of beer (A Belgian Dark Strong Ale with Plums and Honey) with a friend, and quickly became hooked on the hobby. For a number of years, he developed recipes that often fell far outside the guidelines of classic beer styles, merging styles, flavors and ingredients that may have never been thought of before (At least not at the time). One of the more bizarre being what he called a 'Belgian Barleywine style Ale brewed with a heavy dose of fresh house made duck sauce and Sriracha from a local artisan Egg Roll cafe. Adam has built a local and national following through sharing his beers with enthusiasts all over the country.

In 2015, he was encouraged to enter one of his recent creations, a bold and rich imperial stout, infused with over 40 ounces of fresh pulled espresso shots from Passenger Coffee, into the Lititz

Craft Beer Fest Homebrew Competition. This would be the very first competition Adam entered, and lead to a top 10 showdown and a first place victory by public vote.

Since then, he has won medals in professionally judged events, entered the Lititz competition a second time in 2017 to take second place overall, and received hundreds of objective reviews and feedback via Untappd, professional brewers, experienced beer enthusiasts, beer judges and a YouTube beer critic.

Adam's understanding of sales, marketing and business combined with a keen sensitivity to craft beer market trends positions him to meet the current and emerging needs of a growing and evolving market.

About The Team

Our team is very strategic and brings a diversity of experience and partnership opportunities. Cullen Farrell and Kyle Ober both founded what is now a successful local cold pressed juice company that is starting to expand into the hemp infused craft soda market. Their beverage industry experience from this angle will enhance our efforts as well as allow for expertise and access to multiple fruit processing methods, fruit curation and freshness for our fruited beers. Xiang (Sam) Guo and his wife Cindy own and operate a local restaurant offering a fast casual Asian fusion experience. Sam has also been exploring home brewing and diverse flavor exploration in beer for several years. His restaurant and business experience along with a passion for craft beer adds tremendous value to our team.

**See our team profiles for more information about Cullen, Kyle and Sam

(E) Number of Employees

The Company currently has 4 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	August 26, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Property Renovations	$20,000	$40,580
Equipment	$27,000	$40,000
Working Capital	$0	$20,000
Mainvest Compensation	$3,000	$6,420
TOTAL	$50,000	$107,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	4.0 - 8.6%[2]
Payment Deadline	2026-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.5 x 1.25 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.43%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 4.0% and a maximum rate of 8.6% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	4.0%
$64,250	5.2%
$78,500	6.3%
$92,750	7.4%
$107,000	8.6%

[3] To reward early participation, the investors who contribute the first $30,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $30,000.0 has been raised in the offering will receive a 1.25x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

10

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Adam Chamberland	55%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Cartel Brewing & Blending was established in November, 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Cartel Brewing & Blending has a strong liquidity position due to its large cash reserves as compared to debt and other liabilities. Cartel Brewing & Blending expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 3-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

TIMELINE TOGGLE	GROSS REVENUE	OPERATING PROFIT
Year 1	$308,872	$-24,283
Year 2	$427,516	$8,866
Year 3	$516,183	$44,382

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation

Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V